SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                Pacer Technology
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   693905200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Theodore M. Elam, Esq.
                    McAfee & Taft A Professional Corporation
                        10th Fl., Two Leadership Square
                          211 N. Robinson, Suite 1000
                         Oklahoma City, Oklahoma 73102
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 26, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106                       13D                  Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CYAN Investments LLC
35-2198875
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                      WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   Oklahoma
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                         609,660

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                         -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                         609,660

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                                 -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    749,260
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     25.66%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367905106                       13D                  Page 3 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ellis T. Gravette, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                         139,600

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                    609,660
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                         139,660

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                            609,660
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    749,260
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      4.78%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367905106                       13D                  Page 4 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

G. Jeffrey Records, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                              -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                    609,660
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                              -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                            609,660
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    749,260
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1. Security and Issuer.

     This Schedule 13D relates to shares of the common stock, no par value (the "Common Stock"), of Pacer Technology, a California corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 9420 Santa Anta Avenue, Rancho Cucamonga, CA 91730-6117.

Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of CYAN Investments LLC, an Oklahoma limited liability company ("CYAN"), together with Ellis T. Gravette, Jr. and G. Jeffrey Records, Jr., the managers of CYAN (collectively, the
"Reporting Persons"). The Reporting Persons are deemed to be a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.

     CYAN is a limited liability company formed under Oklahoma law on March 13, 2003 for the purpose of acquiring shares of the Issuer's Common Stock. CYAN's business address is:

          501 N.W. Grand Blvd.
          Oklahoma City, OK 73118

     The managers of CYAN are Ellis T. Gravette, Jr. and G. Jeffrey Records, Jr. Mr. Gravette is a private investor. His business address is 2636 Caminito Tom Morris, LaJolla, CA 92037. Mr. Records is Chairman and Chief Executive Officer of MidFirst Bank, 501 N.W. Grand Blvd, Oklahoma City, OK 73118.

     None of the Reporting Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individual Reporting Persons are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     With regard to the shares of Issuer's Common Stock reported herein, 139,600 of the shares are held by Mr. Gravette. Mr. Gravette purchased the transferred shares with his personal funds from December 1999 through December 2002. The $3,573,578.70 of funds used to purchase the remaining 609,660 shares of Issuer's Common Stock reported herein came out of CYAN's general corporate funds. CYAN's general corporate funds originated with capital contributions by its members, Mr. Gravette and. Records, Investments, L.L.C., an Oklahoma limited liability company. CYAN's members contributed such funds pursuant to CYAN's Operating Agreement.

Item 4. Purpose of Transaction.

     The purchases by the Reporting Persons of the shares of Issuer's Common Stock covered hereby were effected with the intent of acquiring a controlling interest in the Issuer and subsequently engaging in a "going private" transaction, pursuant to which Issuer's Common Stock will cease to be publicly traded. On March 25, 2003, the Reporting Persons submitted an offer to acquire the Issuer in a merger transaction, in which the shareholders of the Issuer would receive a merger consideration of not more than $6.00 per share, subject to certain adjustments. The Issuer has not yet responded to the Reporting Persons' offer.

Item 5. Interest in Securities of the Issuer.

     The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

     CYAN is the beneficial owner of 609,660 shares of the Issuer's Common Stock, representing approximately 25.66% of the shares of Issuer's Common Stock that were issued and outstanding as of February 11, 2003. Mr. Gravette and Mr. Records, as managers and members of CYAN, may be deemed to beneficially own 100% of these shares.

     Mr. Gravette owns 139,600 shares of Issuer's Common Stock, representing approximately 4.78% of Issuer's Common Stock that were issued and outstanding as of February 11, 2003.

     Except for the transactions disclosed on Appendix A, there have been no transactions with respect to shares of the Issuer's Common Stock, within 60 days prior to the date hereof, by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     An understanding and agreement exists among the Reporting Persons that CYAN will attempt to acquire a controlling number of the shares of the Issuer's Common Stock. Additionally an understanding and agreement exists among the Reporting Persons that Mr. Gravette will contribute the 139,600 shares of Issuer's Common Stock held by him to an entity that will be formed in connection with the anticipated going-private transaction. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons.

     Other than the items set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the Issuer's securities:

     On March 24, 2003, the Reporting Persons purchased 5,800 shares of the Issuer's Common Stock from Ms. Rosemary Anglin for $5.75 per share.

     On March 24, the Reporting Persons entered into a letter agreement with Mr. Daniel J. Anglin, Jr., pursuant to which Mr. Anglin agreed to sell 7,065 shares of Issuer's Common Stock to the Reporting Persons for $5.75 per share.

     On March 25, 2003, the Reporting Persons submitted an offer to acquire the Issuer in a merger transaction, in which the shareholders of the Issuer would receive a merger consideration of not more than $6.00 per share, subject to certain adjustments.

     On March 26, 2003, pursuant to a Stock Purchase Agreement dated March 24, 2003 ("Stock Purchase Agreement") with Ridgestone Corporation, D. Stephen Antion, as trustee of the Antion Trust, and Christopher S. Kiper, individually and as trustee of the Kiper Family Trust ("Selling Parties"), the Reporting Persons purchased 593,495 shares of the Issuer's Common Stock from the Selling Parties for a purchase price of $6.00 per share in a privately negotiated transaction. Pursuant to the Stock Purchase Agreement with respect to such sale,
(i) the Reporting Persons agreed for a period of two years from closing not to acquire any shares of the Issuer's Common Stock (other than in private transaction) at a price per share of less than $6.00, and (ii) the Selling Parties have the right to receive additional consideration per share if the Reporting Persons acquire shares of Common Stock of the Issuer within two years of closing at a price per share in excess of $6.00 or sells, within one year of closing, any of the shares of Issuer's Common Stock acquired from the Selling Parties at a price per share in excess of $6.00.

     On March 31, 2003, the Reporting Persons entered into a letter agreement with Mr. Kevin W. Wilson, pursuant to which Mr. Wilson agreed to sell 12,000 shares of Issuer's Common Stock to the Reporting Persons for $5.75 per share.

     On March 31, 2003, the Reporting Persons entered into a letter agreement with Mr. David T. Gies, pursuant to which Mr. Gies agreed to sell 3,300 shares of Issuer's Common Stock to the Reporting Persons for $5.75 per share.

     On March 31, 2003, the Reporting Persons entered into a letter agreement with Mr. Gregory A. Merrell and Ms. Melissa Kacena, pursuant to which Mr. Merrell and Ms. Kacena, together, agreed to sell 937 shares of Issuer's Common Stock to the Reporting Persons for $5.75 per share.

     On March 31, 2003, the Reporting Persons entered into a letter agreement with Mr. William Norman Prillaman, II, pursuant to which Mr. Prillaman agreed to sell 1,000 shares of Issuer's Common Stock to the Reporting Persons for $5.75 per share.

     On March 31, 2003, the Reporting Persons entered into a letter agreement with Mr. Mark Cook, pursuant to which Mr. Cook agreed to sell 10,000 shares of Issuer's Common Stock to the Reporting Persons for $5.75 per share.

     On April 2, 2003, the Reporting Persons entered into a letter agreement with the Prince Henry Group, L.L.C. ("PHG"), pursuant to which PHG agreed to sell the rights associated with an Issurer warrant (the "Warrant") held by the Prince Henry Group exercisable for 66,667 shares of Issuer's Common Stock (the "Warrant Shares"). The Reporting Persons and PHG plan to execute an agreement setting forth the full terms of the transaction in the near future. It is anticipated that the Reporting Persons will pay PHG $187,500.93 in exchange for PHG agreeing to convey to the Reporting Persons the right to instruct PHG, upon payment by the Reporting Persons of the exercise price, to exercise the Warrant and, in such event, to convey to the Reporting Persons the Warrant Shares obtained upon exercise of the Warrant. Alternatively, the Reporting Persons will have the right to direct PHG to surrender the Warrant for cancellation.

Item 7. Materials to be Filed as Exhibits.

1.   Joint Filing Statement.

2.   Proposal Letter dated March 25, 2003 from the Reporting Persons to Issuer.

3. Stock Purchase Agreement dated as of March 24, 2003 among Ellis T. Gravette, Jr., G. Jerry Records, Jr. and Ridgestone Corporation, D. Stephen Antion, as trustee of the Antion Trust, and Christopher S. Kiper, individually and as trustee of the Kiper Family Trust.

4. Letter Agreement dated March 24, 2003 between Ellis T. Gravette, Jr. and Daniel J. Anglin, Jr.

5.   Letter Agreement dated March 31, 2003 with Kevin W. Wilson.

6.   Letter Agreement dated March 31, 2003 with David T. Gies.

7. Letter Agreement dated March 31, 2003 with Gregory A. Merrell and Melissa Kacena.

8.   Letter Agreement dated March 31, 2003 with William Norman Prillaman, II.

9.   Letter Agreement dated March 31, 2003 with Mark Cook.

10.  Letter Agreement dated April 2, 2003 with the Prince Henry Group, L.L.C.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     CYAN INVESTMENTS, LLC


                                     By: ELLIS T. GRAVETTE, JR.
                                         Ellis T. Gravette, Jr., Manager


                                     ELLIS T. GRAVETTE, JR.
                                     Ellis T. Gravette, Jr.

                                     By:  TODD A. DOBSON, Attorney-in-fact
                                          G. Jeffrey Records, Jr.

                                  EXHIBIT INDEX

99.1(A)   Joint Filing Statement.                 Filed herewith electronically

99.1(B)   Power of Attorney                       Filed herewith electronically

99.1(C)   Power of Attorney                       Filed herewith electronically

99.2 Proposal Letter dated March 25, 2003 Filed herewith electronically from Reporting Persons to Issuer.

99.3      Stock Purchase  Agreement  dated as of  Filed herewith electronically
          March   24,   2003   among   Ellis  T.
          Gravette,  Jr., G. Jerry Records,  Jr.
          and Ridgestone Corporation, D. Stephen
          Antion,   as  trustee  of  the  Antion
          Trust,   and   Christopher  S.  Kiper,
          individually  and  as  trustee  of the
          Kiper Family Trust.

99.4 Letter Agreement dated March 24, 2003 Filed herewith electronically with Daniel J. Anglin, Jr.

99.5 Letter Agreement dated March 31, 2003 Filed herewith electronically with Kevin W. Wilson.

99.6 Letter Agreement dated March 31, 2003 Filed herewith electronically with David T. Gies.

99.7 Letter Agreement dated March 31, 2003 Filed herewith electronically with Gregory A. Merrell and Melissa
          Kacena.

99.8 Letter Agreement dated March 31, 2003 Filed herewith electronically with William Norman Prillaman, II.

99.9 Letter Agreement dated March 31, 2003 Filed herewith electronically with Mark Cook.

99.10 Letter Agreement dated April 2, 2003 Filed herewith electronically with the Prince Henry Group, L.L.C.

                                   Appendix A

Transaction Date  Number of Shares                Transaction                    Price
----------------  ----------------                -----------                    -----
    3/24/03            5,800       Purchase from Rosemary Anglin                 $5.75
    3/26/03          593,495       Purchase  from  Ridgestone  Corporation,      $6.00
                                   D.  Stephen  Antion,  as  trustee of the
                                   Antion Trust,  and Christopher S. Kiper,
                                   individually   and  as  trustee  of  the
                                   Kiper Family Trust.

     4/1/03            3,300       Purchase from David T. Gies                   $5.75

     4/2/03            7,065       Purchase from Daniel Anglin                   $5.75

                                                                EXHIBIT 99.1 (A)

CUSIP No. 367905106


                             JOINT FILING STATEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but will not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  April 4, 2003

                                   CYAN Investments LLC

                                   By: THEODORE M. ELAM, Attorney-in-fact
                                       Name:    Ellis T. Gravette, Jr.
                                       Title:   Manager

                                   THEODORE M. ELAM, Attorney-in-fact
                                   Name:    Ellis T. Gravette, Jr.

                                   TODD A. DOBSON, Attorney-in-fact
                                   Name:    G. Jeffrey Records, Jr.

                                                                EXHIBIT 99.1 (B)

                                POWER OF ATTORNEY

     The undersigned hereby constitutes and appoints Todd A. Dobson and Theodore
M. Elam, signing singly, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a manager of CYAN Investments LLC, an Oklahoma limited liability company, and as a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act") that owns 10% or more of the issued and outstanding shares of Common Stock, no par value, of Pacer Technology, a California corporation (the "Company"), (a) Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and (b) any Schedule 13D or amendments thereto in accordance with Section 13(d) of the Exchange Act and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary to desirable to complete and execute any such Form 3, 4, or 5 or Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in fact's discretion.

     The undersigned hereby grants to each such attorney-in fact full power and authority do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 or any other specific provision of the Exchange Act.

     This Power of Attorney shall remain in full force and effect; (a) with regard to Forms 3, 4 and 5, until the undersigned is no longer required to file Forms 3, 4, and 5, and, (b) with regard to Schedule 13D, until the undersigned is no longer required to file Schedule 13D or amendments thereto, both with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.


     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 3rd day of April 2003.

                                                     G. JEFFREY RECORDS, JR.
                                                     G. Jeffrey Records, Jr.

                                                                EXHIBIT 99.1 (C)

                                POWER OF ATTORNEY

     The undersigned hereby constitutes and appoints Theodore M. Elam the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a formed director of the Company (as defined below), a manager of CYAN Investments LLC, an Oklahoma limited liability company, and as a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act") that owns 10% or more of the issued and outstanding shares of Common Stock, no par value, of Pacer Technology, a California corporation (the "Company"), (a) Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and (b) any Schedule 13D or amendments thereto in accordance with Section 13(d) of the Exchange Act and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary to desirable to complete and execute any such Form 3, 4, or 5 or Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in fact's discretion.

     The undersigned hereby grants to such attorney-in fact full power and authority do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 or any other specific provision of the Exchange Act.

     This Power of Attorney shall remain in full force and effect; (a) with regard to Forms 3, 4 and 5, until the undersigned is no longer required to file Forms 3, 4, and 5, and, (b) with regard to Schedule 13D, until the undersigned is no longer required to file Schedule 13D or amendments thereto, both with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.


     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 3rd day of April 2003.

                                              E.T. GRAVETTE, JR.
                                              E.T. Gravette, Jr.

                                                                    EXHIBIT 99.2

                              CYAN INVESTMENTS LLC
                            501 N.W. Grand Boulevard
                             Oklahoma City OK 73118

                                 March 25, 2003


Pacer Technology
9420 Santa Anita Avenue
Rancho Cucamonga, California 91730-6117

                                     Re:   Proposal to Acquire Pacer Technology

Gentlemen:

     This letter is intended to summarize the principal terms of an offer by Cyan Investments LLC and/or one of its affiliates ("Cyan") to acquire by merger all of the assets, business and properties of Pacer Technology (the "Company"). In this letter, (i) Cyan and the Company are sometimes called the "Parties,"
(ii) the Company and its subsidiaries are sometimes called the "Target Companies," and (iii) Cyan's possible acquisition of the assets, business and properties of the Company is sometimes called the "Possible Acquisition."

     Our proposed offer set forth below will automatically expire and be deemed withdrawn if you have not communicated your acceptance to us on or before 5:00 p.m., PST, on Friday, March 28, 2003.

                                    PART ONE

     The Parties wish to commence negotiating a definitive written acquisition agreement providing for the Possible Acquisition (a "Definitive Agreement"). The execution of any such Definitive Agreement would be subject to the satisfactory completion of Cyan's ongoing investigation of the Company's business. Based on the information currently known to Cyan, it is proposed that the Definitive Agreement include the following terms:

     1. BASIC TRANSACTION. At the Closing, the Company will be merged with a subsidiary of Cyan and the Shareholders of the Company will receive the merger consideration (the "Merger Consideration") upon the terms set forth in Paragraph 2 below. The closing of this transaction (the "Closing") would occur as soon as possible after the termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act").

     2. MERGER CONSIDERATION. The Merger Consideration (subject to adjustment as described below) would be paid in the following manner:

     o At the Closing, Cyan would pay the Merger Consideration in cash in the amount of $600 for each share of the Company's outstanding common stock, subject to possible adjustment as discussed below;

     o The Merger Consideration assumes that prior to the Closing there will not have been any material adverse change in the Company's business or diminution in value of the physical assets reflected on the unaudited consolidated balance sheet of the Target Companies as of December 31, 2002, and the other information provided to Cyan by Company.

     3. ADJUSTMENT TO MERGER CONSIDERATION. Cyan and the Company shall cause to be prepared a consolidated balance sheet of the Company as of the close of business on the day preceding the Closing Date (the "Closing Date Balance Sheet"). The Closing Date Balance Sheet shall be prepared in accordance with generally accepted accounting principles and procedures ("GAAP"), applied on a basis consistent with prior financial statements prepared by the Company and filed with the Securities and Exchange Commission. The Closing Date Balance Sheet shall be audited by Ernst & Young LLP and such firm shall have delivered its unqualified opinion on such Closing Date Balance Sheet.

     The Merger Consideration shall be subject to reduction if and to the extent that:

     a. The aggregate liabilities of the Target Companies, whether direct, indirect, contingent or otherwise, as reflected on the Closing Date Balance Sheet or in the Notes thereto, exceed $1,970,000;

     b. The total assets of the Target Companies, as reflected on the Closing Date Balance Sheet, are less than $14,141,000;

     c. The amount by which the Target Companies' current assets exceed current liabilities, as reflected on the Closing Date Balance Sheet, is less than $9,300,000.

     4. EMPLOYMENT AGREEMENTS. At the Closing:

     o The selection and terms of employment of any of Company's personnel by Cyan will be at the sole discretion of Cyan, except that Cyan will give prior service credit to such of Company's employees as Cyan may elect to employ.

     5. REPRESENTATIONS AND WARRANTIES. In the Definitive Agreement, the Target Companies will provide representations and warranties customary in a transaction of the size, structure and nature of the Possible Acquisition including, without limitation, representations and warranties regarding:

     o that the Possible Acquisition, if consummated, will not result in a breach of any contract to which any of the Target Companies is a party or by which it or its assets are bound;

     o    compliance with all ERISA laws and rules;

     o    good and marketable title in fee simple to the assets;

     o the absence of any liabilities, contingent, direct or otherwise, of any of the Target Companies except to the extent reflected on the consolidated balance sheet of the Company at December 31, 2002;

     o    the absence of undisclosed liabilities;

     o    the accuracy and completeness of the Company's financial statements;

     o    the validity and collectibility of the Company's accounts receivable;

     o    the governmental permits required to conduct the business;

     o    the ownership of all intellectual property;

     o    the absence of litigation and regulatory action;

     o    payments of all taxes; and

     o the adequacy and accuracy of all filings with the Securities and Exchange Commission by the Target Companies.

     6. COVENANTS. The Definitive Agreement will include certain covenants, including:

     o Covenants on the part of the Target Companies to submit the Definitive Agreement and the transactions provided for in the Definitive Agreement to a vote of the Company's shareholders and to recommend that the shareholders vote in favor of them; and

     o Covenants of Cyan and the Company promptly to proceed to make all regulatory filings and take such other action as is necessary or desirable in order that the acquisition can be consummated as promptly as is practicable.

                                    PART TWO

     The following paragraphs of this letter (the "Binding Provisions") are the legally binding and enforceable agreement of Cyan and each Target Company.

     1. ACCESS

     During the period from the date this letter is signed by the Company (the "Signing Date") until the date on which either Party provides the other Party with written notice that negotiations toward a Definitive Agreement arc terminated (the "Termination Date"), the Company will afford Cyan full and free access to each Target Company, its personnel, properties, contracts, books and records, and all other documents and data.

     2. EXCLUSIVE DEALING

     Until the later of (i) 45 days after the Signing Date, or (ii) the Termination Date:

     a.   the Target  Companies will not,  directly or  indirectly,  through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person relating to the acquisition of the Business or the direct or indirect acquisition of the stock of Target Companies, their assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, or otherwise (other than sales of inventory in the ordinary course); and

     b. the Company will immediately notify Cyan regarding any contact between any Target Company or its respective representatives and any other person regarding any such offer or proposal or any related inquiry.

     3. BREAK-UP FEE

     If (a) the Target Companies breach Paragraph 2 or the Target Companies provide to Cyan written notice that negotiations toward a Definitive Agreement are terminated, and (b) within twelve months after the date of such breach or the Termination Date, as the case may be, one or more of the Target Companies signs a letter of intent or other agreement relating to the acquisition of a material portion of the Target Companies, their assets, or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, or otherwise (other than sales of inventory or immaterial portions of the Target Companies' assets in the ordinary course), and such transaction is ultimately consummated, then, immediately upon the closing of such transaction, the Target Companies shall pay to Cyan the sum of $2.0 million. This fee will not serve as the exclusive remedy to Cyan under this letter in the event of a breach of Paragraph 2 of this Part Two or any other of the Binding Provisions, and Cyan will be entitled to all other tights and remedies provided by law or in equity.

     4. CONDUCT OF BUSINESS

     During the period from the execution of this letter until the Termination Date, the Target Companies shall operate their respective businesses in the ordinary course and to refrain from any extraordinary transactions including, without limitation, entering into any material contract, entering into any new, or extending or modifying the terms of any existing, employment agreement, the declaration or payment of any dividends or distributions, issuance of any capital stock or options, warrants, convertible securities or other rights to acquire capital stock except pursuant to options and convertible rights outstanding on the date of this letter.

     5. CONFIDENTIALITY

     a. Except as and to the extent required by law, Cyan will not disclose or use, and will direct its representatives not to disclose or use to the detriment of the Target Companies, any Confidential Information (as defined below) with respect to the Target Companies furnished, by either the Shareholders, the Target Companies, or its representatives to Cyan or its representatives at any time or in any manner other than in connection with its evaluation of the transaction proposed in this letter. For purposes of this Paragraph, "Confidential Information" means any information about the Target Companies stamped "confidential" or identified in writing as such to Cyan by the Target Companies promptly following its disclosure, unless (1) such information is already known to Cyan or its representatives or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of Cyan or its representatives, (ii) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Possible Acquisition, or (iii) die furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Upon the written request of the Target Companies, Cyan will promptly return to the Target Companies or destroy any Confidential Information in its possession and certify in writing to the Target Companies that it has done so.

     b.   Until  the  first  to  occur  of (i)  the  execution  of a  Definitive
          Agreement, or (ii) the Termination Date, or except as and to the extent required by law, neither the Shareholders nor the Target Companies, or their respective representatives, shall disclose to any person or entity that Cyan has made this offer to purchase the Business or the terms of this offer, including the amount of the Purchase Price and terms of payment of the Purchase Price set forth in Paragraph 2 above,

     6. DISCLOSURE

     Except as and to the extent required by Law, without the prior written consent of the other Party, Cyan and the Target Companies will not make, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, a possible transaction between the Parties or any of the terms, conditions, or other aspects of the transaction proposed in this letter. If a Party is required by law to make any such disclosure, it must first provide to the other Party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

     7. COSTS

     Cyan and the Target Companies will each be responsible for and bear all of its own costs and expenses (including any broker's or finder's fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the Possible Acquisition. Notwithstanding the preceding sentence, Cyan will pay one-half and the Target Companies will pay one-half of the HSR Act filing fee.

     8. CONSENTS

     During the period from the Signing Date until the Termination Date, Cyan and the Target Companies will cooperate with each other and proceed, as promptly as reasonably practical, to prepare and to file the notifications required by the HSR Act.

     9. ENTIRE AGREEMENT

     The Binding Provisions constitute the entire agreement between the Parties, and supersede all prior oral and written agreements, understandings, representations and warranties, and courses of conduct and dealing between the Parties on the subject matter hereof. Except as otherwise provided herein the Binding Provisions may be amended or modified only by a writing executed by all of the Parties.

     10. GOVERNING LAW

     The Binding Provisions will be governed by and construed under the laws of the State of Oklahoma without regard to conflicts of laws principles.

     11. JURISDICTION; SERVICE OF PROCESS

     Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this letter may be brought against any of the Parties in the courts of the State of Oklahoma, County of Oklahoma, or, if it has or can acquire jurisdiction, in the United States District Court for the Western District of Oklahoma, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

     12. TERMINATION

     The Binding Provisions will automatically terminate on December 31, 2003, and may be terminated earlier upon written notice by either Party to the other Party unilaterally, for any reason or no reason, with or without cause, at any time; provided, however, that the termination of the Binding Provisions Will not affect the liability of a Party for breach of any of the Binding Provisions prior to the termination. Upon termination of the Binding Provisions, the parties will have no further obligations hereunder, except as stated in paragraphs 2, 3, 5, 7, 9, 10, 11, 12, 13 and 14 of this Part Two, which will survive any such termination.

     13. COUNTERPARTS

     This letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

     14. NO LIABILITY

     The paragraphs and previsions of Part One of this letter do not constitute and will not give rise to any legally binding obligation on the part of any of the Parties. the Shareholders or any of the Target Companies. Moreover, except as expressly provided in the Binding Provisions (or expressly provided in any binding written agreement that the Parties may enter into in the future), no past or future action, course of conduct, or failure to act relating to the Possible Acquisition, or relating to the negotiation of the terms of the Possible Acquisition or any Definitive Agreement, will give rise to on serve as a basis for any obligation or other liability on the part of the Parties or any of the Target Companies.

     If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, which thereupon will constitute our agreement with respect to its subject matter.

     If the foregoing is agreeable to you, Cyan will commence the preparation of a Definitive Agreement and will, promptly and prior to execution of the Definitive Agreement, with the cooperation of the Company, proceed to draft documents looking toward approval of the acquisition and the solicitation of proxies from the Company's shareholders.

                              Very truly yours.

                              CYAN INVESTMENTS LLC

                              By:  RECORDS INVESTMENTS. L.L.C.

                              By:      TODD A DOBSON
                              Name:    Todd A. Dobson
                              Title: Vice President, W.R. Johnston & Co, as Manager


DULY EXECUTED AND AGREED
MARCH ____ ,2003

PACER TECHNOLOGY

By:______________________________
Name:____________________________
Title:______________________________

                                                                    EXHIBIT 99.3


This Agreement is entered into on March 24, 2003 among E. T.  Gravette,  Jr. and
G. J. Records, Jr. (each of Gravette and Records are referred to as "Buyer" and collectively as "Buyers") and Ridgestone Corporation ("Ridgestone"), D. Stephen Antion as trustee of the Antion Trust ("Antion") and Christopher S. Kiper, individually and as trustee of the Kiper Family Trust ("Kiper"). Each of Ridgestone, Antion and Kiper are referred to herein as a "Seller" and collectively as the "Sellers".

     1. Sale of Shares. At the Closing Date (as defined below), each Seller shall sell, transfer and deliver to Buyers, and Buyers shall purchase from such Seller, the shares (the "Shares") of common stock of Pacer Technology, a California corporation (the "Company"), listed on Schedule A hereto, for a purchase price per share of $6.00 (all subject to proportionate adjustment in the event of any stock split, stock dividend, recapitalization, reorganization, cash dividend or distribution or the like affecting the Shares) as adjusted for the contingent payments set forth below.

     2. Closing. The sale and purchase of the Shares shall be consummated on March 25, 2003 (or such other date as Buyers and Sellers shall mutually agree) at nine o'clock, a.m., Los Angeles time, by delivery to Buyers of the Shares by DTC transfer (to account number xxx/xxxxxx/Midfirst Bank) by each Seller giving irrevocable instructions to such Seller's custodian to transfer such Shares to Buyers' account against payment by wire transfer by Buyer of the full purchase price for the Shares to the accounts of the Sellers as instructed by the Sellers. The time of delivery and payment is herein called the "Closing Date".

     3. Sellers' Representations and Warranties. Each Seller, severally and not jointly, represents and warrants to Buyers, and this Agreement is made in reliance on the following:

          a. Such Seller owns beneficially the Shares set forth opposite its name on Schedule A.

          b. Such Seller has good, marketable and indefeasible title to and full power of disposition over and has full right to sell and transfer to Buyer the Shares set forth opposite its name on Schedule A.

          c. Such Seller's Shares are being transferred free of all liens, claims, debts or other encumbrances; provided, however, that such Shares may be subject to restrictions on transfer by Buyers pursuant to the Securities Act of 1933, including Rule 144 thereunder.

     4. Buyers' Representations, Warranties and Covenants. Buyers, jointly and severally, represent and warrant to, and covenants with, each Seller, and this Agreement is made in reliance on the following:

          a. Until two years from the Closing Date, Buyers or any affiliate of Buyers or any "group" (within the meaning of Securities Exchange Act Rule 13d-5(b)) of which a Buyer or any affiliate of a Buyer is a member (collectively referred to herein as "Buyers' Group") shall not purchase, by merger, tender offer, or open market purchase, any shares of common stock of the Company at a price less than the price per share set forth in paragraph 1 above; provided, however, that the provisions of this paragraph 4(a) shall not apply to a purchase of shares of common stock of the Company by Buyers' Group in one or more privately negotiated, off-market transactions.

          b. Until two years from the Closing Date, if Buyers' Group purchases shares of common stock of the Company for a price in excess of the price per share set forth in paragraph 1 above, Buyers shall promptly pay to each Seller an amount equal to the difference between the highest price per share paid by Buyers' Group and the price set forth in paragraph 1 above multiplied by the number of shares set forth on Schedule A for each Seller.

          c. Until one year from the Closing Date, if Buyers' Group disposes of any or all the Shares (whether by merger, stock sale, liquidation or otherwise) for a price in excess of the price per share paid by Buyers to Sellers hereunder, Buyers shall promptly pay to Sellers, pro rata, 90% of such excess.

          d. The execution, delivery and performance of this Agreement by Buyers will not violate, breach or cause a default under any agreement, law, order, judgment, decree or other obligation applicable to either Buyer.

          e. Each Buyer acknowledges that (i) Antion is a member of the Company's Board of Directors and as a result Sellers may have information regarding the Company and its prospects that Buyers may not at this time have (and which Sellers may be restricted from disclosing), (ii) Buyers are intimately familiar with the Company and had the opportunity to ask the Company questions regarding the Company and its prospects, (iii) each Buyer is able to fend for himself, can bear the economic risk of acquisition of the Shares and (iv) each Buyer has such knowledge and experience in financial or business matters that he is capable of evaluating the merits and risks of the transaction described in this Agreement. Each Buyer agrees not to assert any claim, or to institute any legal, equitable, administrative or other proceedings against Sellers or any of their affiliates as a result of non-disclosure of any information in Sellers' possession.

          f. Notwithstanding anything to the contrary contained herein as between Buyers and Sellers, the voting and disposition of the Shares acquired hereunder shall be in the sole discretion of Buyers.

5. Miscellaneous. This Agreement shall be binding upon, insure to the benefit of, and be enforceable by, the heirs, administrators, executors and assigns of each Seller and each Buyer. This Agreement may be assigned by Buyers, but such assignment shall not relieve Buyers of any of the obligations or duties imposed upon Buyers hereunder. Time is of the essence herein. Each Seller acknowledges that the Shares are a unique asset and that money damages would not be an adequate remedy for breach of this Agreement and that Buyers shall be entitled to specific performance or other equitable relief, in addition to any other remedies. Each Buyer acknowledges that the covenants contained in paragraph 4(a) are a unique asset and that money damages would not be an adequate remedy for breach of this Agreement and that Sellers, and each of them, shall be entitled to specific performance or other equitable relief, in addition to any other remedies for breach by Buyers. This Agreement may be executed in counterparts, but all such counterparts shall constitute one and the same agreement. This Agreement contains the entire agreement of the parties hereto, and supersedes any prior written or oral agreements between them concerning the subject matter hereof. This is an integrated document.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the date first above written.

"Sellers"                                       "Buyers"

Ridgestone Corporation

D. STEPHEN ANTION                               E. T. GRAVETTE, JR.
D. Stephen Antion, President                    E. T. Gravette, Jr.

Antion Trust

D. STEPHEN ANTION                               G. J. RECORDS, JR.
By: D. Stephen Antion, Co-Trustee               G. J. Records, Jr.

Kiper Family Trust

CHRISTOPHER S. KIPER
By: Christopher S. Kiper, Co-Trustee

CHRISTOPHER S. KIPER
Christopher S. Kiper

                      Schedule A

Seller                                      Shares
------                                      ------
Ridgestone                                  540,495
Antion                                       16,000
Kiper                                        37,000

                                                                    EXHIBIT 99.4

March 24, 2003


Dear Bud:

Per our conversation on Friday, I agree to transfer my 7,065 Pacer shares to:

                  Bank of NY account:  xxx/xxxxxx/MidFirst Bank.

Upon receipt of these share, you agree to wire (7,065) ($5.75) = $40,623.75 to:

                  Bank of America Acct # xxxxxxxxxxxx
                  Routing number:  xxxxxxxxx

Our signatures below complete this agreement.



E.T. GRAVETTE, JR.                         DANIEL J. ANGLIN, JR.
E.T. Gravette, Jr.                         Daniel J. Anglin, Jr.

                                                                    EXHIBIT 99.5


March 31, 2003


Mr. E.T. Gravette, Jr.

Via Facsimile
-------------

Dear Bud:


Per my recent discussions with Don Anglin of The Prince Henry Group, I agree to transfer my 12,000 Pacer shares to:

                  Bank of NY account:  xxx/xxxxxx/MidFirst Bank.

Upon receipt of these share, you agree to wire (12,000) ($5.75) = $69,000 to:

                  Bank of America Acct # xxxxxxxxxxxx
                  Routing number:  xxxxxxxxx

Our signatures below complete this agreement.



E.T. GRAVETTE, JR.                      KEVIN W. WILSON
E.T. Gravette, Jr.                      Kevin W. Wilson

                                                                    EXHIBIT 99.6


March 31, 2003


Mr. E.T. Gravette, Jr.

Via Facsimile
-------------

Dear Bud:

Per my recent discussions with Don Anglin of The Prince Henry Group, I agree to transfer my 3,300 Pacer shares to:

                  Bank of NY account:  xxx/xxxxxx/MidFirst Bank.

Upon receipt of these share, you agree to wire (3,300) ($5.75) = $18,975 to:

                  Bank of America Acct # xxxxxxxxxxxx
                  Routing number:  xxxxxxxxxx

Our signatures below complete this agreement.



E.T. GRAVETTE, JR.                       DAVID T. GIES
E.T. Gravette, Jr.                       David T. Gies

                                                                    EXHIBIT 99.7


March 31, 2003


Mr. E.T. Gravette, Jr.

Via Facsimile
-------------

Dear Bud:


Per my recent discussions with Don Anglin of The Prince Henry Group, I agree to transfer my 937 Pacer shares to:

                  Bank of NY account:  xxx/xxxxxx/MidFirst Bank.

Upon receipt of these share, you agree to wire (937) ($5.75) = $5,387.75 to:

                  Fleet Bank account:  xxxxxxxxxx
                  Routing number:  xxxxxxxxx

Our signatures below complete this agreement.



E.T. GRAVETTE, JR.                    GREGORY A. MERRELL & Melissa Kacena
E.T. Gravette, Jr.                    Gregory A. Merrell & Melissa Kacena

                                                                    EXHIBIT 99.8

March 31, 2003


Mr. E.T. Gravette, Jr.

Via Facsimile
-------------

Dear Bud:

Per my recent discussions with Don Anglin of The Prince Henry Group, I agree to transfer my 1,000 Pacer shares to:

                  Bank of NY account:  xxx/xxxxxx/MidFirst Bank.

Upon receipt of these share, you agree to wire (1,000) ($5.75) = $5,750 to:

                  SunTrust Bank account:  xxxxxxxxx
                  Routing number:  xxxxxxxxx

Our signatures below complete this agreement.



E.T. GRAVETTE, JR.                       WILLIAM NORMAN PRILLAMAN, II
E.T. Gravette, Jr.                       William Norman Prillaman, II

                                                                    EXHIBIT 99.9


March 31, 2003


Mr. E.T. Gravette, Jr.

Via Facsimile
-------------

Dear Bud:


Per my recent discussions with Don Anglin of The Prince Henry Group, I agree to transfer my 10,000 Pacer shares to:

                  Bank of NY account:  xxx/xxxxxx/MidFirst Bank.

Upon receipt of these share, you agree to wire (10,000) ($5.75) = $57,500 to:

                  Chase Manhattan (ABA xxxxxxxx)
                  For the account of BBH, N-Y (swift BBHCUxxx)
                  Account number xxx-x-xxxxxx
                  For further credit to Angla Irish Bank (Suisse) S.A. Account number: xxx-xxx-x

Our signatures below complete this agreement.


E.T. GRAVETTE, JR.                        MARK COOK
E.T. Gravette, Jr.                        Mark Cook


Dear Mr. Gravette

The transfer will be done against payment for value 4/4/03. Please give the instructions to your bank so that the trade can settle on time.

                                                     Kind Regards,


                                                     MARK COOK
                                                     Mark Cook

                                                                   EXHIBIT 99.10


April 2, 2003


Mr. E.T. Gravette, Jr.

Via Facsimile
-------------

Dear Bud:


On behalf of The Prince Henry Group, I agree to transfer the 66,667 warrants in Pacer with all rights and privileges that accompany them to you for $5.75 per share.

In return for these warrants you agree to wire ($5.75-$2.9375) (66,667) = $187,500.94 to:

                  Bank of America account:  xxxxxxxxxxxx
                  Routing number:  xxxxxxxxx

Our signatures below complete this agreement.


E.T. GRAVETTE, JR.                         DANIEL J. ANGLIN, JR.
E.T. Gravette, Jr.                         Daniel J. Anglin, Jr.